Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: April 5, 2002

ECHOSTAR APPLAUDS LETTER ON DIGITAL TV SENT BY FCC CHAIRMAN POWELL

Littleton, Colo.– (BUSINESS WIRE) –April 5, 2002 – EchoStar Communications Corporation (NASDAQ: DISH) enthusiastically endorses Federal Communications Commission Chairman Michael Powell’s efforts as well as those of Congressman Billy Tauzin, R-La., and Sen. Ernest Hollings, D-S.C., in spurring the digital TV transition.

Further, EchoStar believes that satellite TV providers are instrumental in driving the digital television transition. As EchoStar has stated numerous times, EchoStar’s pending merger with Hughes Electronics Corporation presents one of the best opportunities to stimulate programmers into building more digital content and to create demand for digital television by American consumers. Satellite TV providers are already leading the way for the digital transition today by offering up to four high-definition TV channels nationwide from popular programmers and networks like HBO, Showtime and CBS. The merger would provide the necessary satellite capacity to allow the combined company to provide American consumers, for the first time, with a minimum of 12 high-definition television channels on a nationwide basis. With increased choice of digital TV programs to watch, viewers would have a more substantial reason to make the investment in digital TV technology, and greater consumer demand would help drive down equipment prices and spur even more digital TV programming. We believe all this will more quickly help Congress realize the important goal of reclaiming analog broadcast spectrum.

The consumer electronics industry agrees: major manufacturers Thomson Multimedia, Sharp Electronics Corporation, and JVC as well as consumer electronics stores like Circuit City Stores and RadioShack Corporation have all filed letters of support for EchoStar’s merger, stating that increased HDTV programming carried by the merged entity would speed consumer adoption of digital technology.

About EchoStar

Echostar Communications Corporation and its DISH Network satellite TV system provide over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation nationwide. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

CONTACT:	EchoStar Comunications Corp., Littleton, Colo. Judianne Atencio, 303/723-2010 judianne.atencio@echostar.com Marc Lumpkin, 303/723-2010 marc.lumpkin@echostar.com